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                                                                  Exhibit (a)(1)


                                                [LOGO OF PROXICOM]


May 17, 2001

Dear Stockholder:

  I am pleased to inform you that Proxicom, Inc. ("Proxicom") has entered into a merger agreement with Dimension Data Holdings plc ("Dimension Data"), pursuant to which a wholly-owned subsidiary of Dimension Data has commenced a tender offer to purchase all of the outstanding shares of Proxicom's common stock for $7.50 per share in cash. The tender offer is conditioned upon, among other things, a majority of Proxicom's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Proxicom's common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

  Your Board of Directors has determined that the merger agreement, the Dimension Data offer and the merger are advisable and in the best interests of Proxicom's stockholders, and recommends that Proxicom's stockholders accept the Dimension Data offer and tender their shares of Proxicom common stock pursuant to the offer.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the advice of Proxicom's financial advisor, Goldman, Sachs & Co., which has delivered a written opinion dated as of May 11, 2001 to the effect that, as of such date, the consideration to be received by the holders of Proxicom common stock in the offer and the merger is fair from a financial point of view to such holders. A copy of Goldman, Sachs & Co.'s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Goldman, Sachs & Co. in rendering its opinion, can be found in Annex A attached to the
Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Enclosed are the Dimension Data Offer to Purchase, dated May 17, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                              /s/ Raul J. Fernandez

                              Raul J. Fernandez
                              Chairman of the Board and Chief Executive
                               Officer

PROXICOM, INC.             T  703.262.3200           11600 SUNRISE VALLEY DRIVE

www.proxicom.com           F  703.262.3201           RESTON, VA 20191